UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

4th Floor, Communications House, South Street
Staines-upon-Thames, Surrey TW18 4PR
United Kingdom

6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Enclosure: Award of Share Options to Executive Directors and Executive Officers of AngloGold Ashanti plc

AngloGold Ashanti plc
(Incorporated in England and Wales) Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG
(“AngloGold Ashanti”, “AGA” or the “Company”)

NEWS RELEASE

AWARD OF SHARE OPTIONS TO EXECUTIVE DIRECTORS AND EXECUTIVE OFFICERS OF ANGLOGOLD ASHANTI PLC

On 27 August 2024, the Company granted conditional awards over shares in the Company under the Deferred Share Plan (the “DSP”) and the 2024 Omnibus Incentive Compensation Plan (the “Omnibus Plan”), to facilitate the transition from the backward-looking DSP to a forward-looking Performance Share Plan (the “PSP”) under the Omnibus Plan. The award of these grants was delayed from 26 February 2024, the date they would have been granted in the ordinary course, to enable the Company to complete implementation of the new incentive structure following shareholder approval of the Omnibus Plan at the Annual General Meeting of shareholders on 28 May 2024. To ensure recipients of the grants were neither advantaged nor disadvantaged by the change in the Company’s stock price between 26 February 2024 and the grant date, the Company determined the number of awards granted to recipients as it would have done in the ordinary course, using the five-day trailing Volume-Weighted Average Share Price (“VWAP”) to 26 February 2024.

Deferred Share Plan
The DSP share awards granted to Executive Directors and Executive Officers are due to vest over a five-year period from 2025 to 2029 in equal tranches. Post the notification of the grant the Executive Directors and Executive Officers have 30 days in which to accept or decline their awards, with a default acceptance at the end of the 30-day period.

Details of the grant of DSP awards to Executive Directors and Executive Officers are set out in the table below:

Name of company	AngloGold Ashanti plc
Date of grant	27 August 2024
Class of security	Option to acquire ordinary shares
Nature of transactions	Off-market, grant of DSP award
Close of business share price on day prior to grant	US$31.29
Strike price	NIL cost to participant in accordance with the rules of the plan
Nature and extent of interest	Direct, Beneficial

Name	Value of Approved Award (USD) Based on 26 February 2024 Value(1)	Number of DSPs Awarded	Total Value of Awards (USD) Based on close of business share price on day prior to grant
A Calderon (Executive Director)	2,986,100	168,231	5,263,948
G Doran (Executive Director)	909,883	51,261	1,603,957
L Ali (Executive Officer)	1,005,822	56,666	1,773,079
S Bailey (Executive Officer)	659,093	37,132	1,161,860
T Briggs (Executive Officer)	649,171	36,573	1,144,369
M Godoy (Executive Officer)	1,020,465	57,491	1,798,893
R Jordinson (Executive Officer)	475,789	26,805	838,728
L Marwick (Executive Officer)	740,708	41,730	1,305,732
(1) Based on the five day trailing VWAP to 26 February 2024 value of US$17.75.

2024 Performance Share Plan
The PSP share awards granted to Executive Directors and Executive Officers are due to vest in 2027 following a three-year performance period. Post the notification of the grant, the Executive Directors and Executive Officers have 30 days in which to accept or decline their awards with a default acceptance at the end of the 30-day period.

Details of the grant of PSP awards to Executive Directors and Executive Officers are set out in the table below:

Name of company	AngloGold Ashanti plc
Date of grant	27 August 2024
Class of security	Option to acquire ordinary shares
Nature of transactions	Off-market, grant of PSP award
Close of business share price on day prior to grant	US$31.29
Strike price	NIL cost to participant in accordance with the rules of the plan
Nature and extent of interest	Direct, Beneficial

Name	Value of Approved Award (USD) Based on 26 February 2024 Value(1)	Number of PSPs Awarded	Total Value of Awards (USD) Based on close of business share price on day prior to grant
A Calderon (Executive Director)	2,871,489	161,774	5,061,908
G Doran (Executive Director)	953,548	53,721	1,680,930
L Ali (Executive Officer)	924,527	52,086	1,629,771
S Bailey (Executive Officer)	672,530	37,889	1,185,547
T Briggs (Executive Officer)	662,412	37,319	1,167,712
M Godoy (Executive Officer)	937,999	52,845	1,653,520
R Jordinson (Executive Officer)	754,411	42,502	1,329,888
L Marwick (Executive Officer)	680,837	38,357	1,200,191
(1) Based on the five day trailing VWAP to 26 February 2024 value of US$17.75.

ENDS

London, Denver, Johannesburg

29 August 2024
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Andrea Maxey        +61 08 9435 4603 / +61 400 072 199    amaxey@anglogoldashanti.com
General inquiries                        media@anglogoldashanti.com

Investors

Andrea Maxey        +61 08 9435 4603 / +61 400 072 199    amaxey@anglogoldashanti.com
Yatish Chowthee    +27 11 637 6273 / +27 78 364 2080    yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Ashanti plc
Date: 29 August 2024

By:    /s/ C STEAD
Name:    C Stead
Title:    Company Secretary